SECURED NOTE AMENDING AGREEMENT

THIS AGREEMENT made the 8th day of December, 2014,

BETWEEN:

LIBERTY METALS & MINING HOLDINGS, LLC, a limited liability company existing under the laws of the State of Delaware,

(hereinafter referred to as the “Holder”),

- and -

ALDERON IRON ORE CORP., a corporation existing under the laws of the Province of British Columbia,

(hereinafter referred to as “Alderon”)

- and -

THE KAMI MINE LIMITED PARTNERSHIP, a limited partnership existing under the laws of the Province of Ontario,

(hereinafter referred to as “Kami”)

- and -

KAMI GENERAL PARTNER LIMITED, a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “Kami GP”)

WHEREAS Holder, Alderon, Kami and Kami GP entered into a Senior Secured Promissory Note dated February 24, 2014 (the “Note”) pursuant to which the Holder provided a $22,000,000 loan to Kami on the terms and conditions set out in the Note;

AND WHEREAS pursuant to the terms of the Note, Kami is required to pay interest to the Holder semi-annually on June 30 and December 31 of each year at a rate of 8.00% per annum;

AND WHEREAS the Holder has agreed to defer the payment of the interest that is due on December 31, 2014 and June 30, 2015 and in consideration of such deferral, the Holder will be issued warrants to purchase common shares in the capital of Alderon (“Common Shares”),

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties agree as follows:

ARTICLE I

Interpretation

1.1 Definitions.

As used herein, the following terms shall have the following meanings:

“Alderon” has the meaning set out in the recitals hereto.

“Common Shares” has the meaning set out in the recitals hereto.

“Holder” has the meaning set out in the recitals hereto.

“Interest Payment Date” has the meaning set out in Section 2.1.

“Kami” has the meaning set out in the recitals hereto.

“Kami GP” has the meaning set out in the recitals hereto.

“Maturity Date” has the meaning given to such term in the Note.

“NI 45-106” means National Instrument 45-106 - Prospectus and Registration Exemptions.

“Note” has the meaning set out in the recitals hereto.

“Securities” has the meaning set out in Section 2.3.

“TSX” means the Toronto Stock Exchange.

“U.S. Securities Act” shall mean the United States Securities Act of 1933, as amended.

“Warrant” means a warrant issued by Alderon to purchase one Common Share at a price equal to the Warrant Price until December 31, 2018, the terms and conditions of which warrant shall be reflected in the form set out in Schedule “A” to this Agreement.

“Warrant Price” means a dollar amount equal to a 10% premium to the volume weighted average trading price of the Common Shares on the TSX for the five trading days prior to the applicable Interest Payment Date.

1.2 Extended Meanings.  The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereby”, “hereunder”, “herein” and similar expressions refer to the whole of this Agreement and not to any particular Article, Section, clause or part hereof. Words

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importing the singular number only include the plural and vice versa and words importing gender include all genders.

1.3 Currency.  Unless otherwise specified herein, all dollar amounts referred to in this Agreement are in Canadian dollars.

1.4 Sections and Headings.  The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction and interpretation of this Agreement.

ARTICLE II

Interest Deferral and Warrant Issuance

2.1 Interest Deferral.  The Holder agrees that the interest payable by Kami pursuant to the terms of the Note, on December 31, 2014 and June 30, 2015 (each an “Interest Payment Date”), will as of such dates be deferred and be added to the principal amount of the Note and will thereafter be due and payable by Kami on the Maturity Date (or earlier in accordance with the terms and conditions of the Note, as the case may be). For greater certainty the deferred interest that is added to the principal amount of the Note will be subject to interest in accordance with the terms of the Note.

2.2 Warrants.  In consideration for the Holder’s agreement in Section 2.1, on each Interest Payment Date the Holder shall be issued a number of Warrants determined by dividing the interest payable by Kami on such Interest Payment Date pursuant to the terms of the Note by the Warrant Price.  The Warrants shall be evidenced by certificates in the form set out in Schedule “A” to this Agreement, which shall be executed by Alderon and delivered to Holder on the applicable Interest Payment Date.  Notwithstanding anything herein contained, Alderon shall not be required to issue fractions of Warrants. The number of Warrants issued to the Holder shall be rounded down to the nearest whole Warrant.

2.3 Transfer Restrictions.

(a)           United States.

The Holder hereby agrees and consents by acceptance hereof that the Warrants and the Common Shares issuable on the exercise of the Warrants (the “Securities”) may be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and may be subject to re-sale and transfer restrictions under United States federal and state securities laws, if the Securities are restricted securities then upon the original issuance of the Securities and until such time as is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing the Securities issued in the United States or to a U.S. Person (as such term is defined in

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 Regulation S under the U.S. Securities Act), and all certificates issued in exchange therefor or in substitution thereof, shall bear a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO ALDERON IRON ORE CORP. (THE “CORPORATION”), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

(b)           Canada.

The Holder agrees and consents by acceptance hereof that the certificates representing the Warrants will bear the following Canadian legend:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES MUST NOT TRADE THE SECURITIES BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER [INSERT THE DISTRIBUTION DATE HEREOF].

The Holder also agrees and consents by acceptance hereof that the certificates representing any Common Shares issued upon an exercise of the Warrants on or prior to the date that is four months and a day after the date hereof will bear the following legend:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE

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DATE THAT IS 4 MONTHS AND A DAY AFTER [INSERT THE DISTRIBUTION DATE].

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE BUT CANNOT BE TRADED THROUGH THE FACILITIES OF THE EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.

2.4 Compliance. During the period of thirty (30) trading days immediately before each Interest Payment Date, each party agrees with the other that it will comply with applicable law as it relates to the Company.

ARTICLE III

Representations and Warranties of Holder

3.1 Representations and Warranties of Holder.  The Holder hereby represents and warrants to Kami, Kami GP and Alderon as of the date hereof and as of each Interest Payment Date, as follows and acknowledges that Alderon are relying on such representations and warranties in completing the issuance of the Warrants:

(a)
Exemption from Prospectus Requirements.  Alderon has advised the Holder that Alderon is relying on exemptions from the requirements under Canadian securities laws to provide the Holder with a prospectus or registration statement, and no prospectus or registration statement has been filed by Alderon with any securities regulatory authority in connection with the issuance of the Warrants, and as a consequence:  (i) the Holder is restricted from using most civil remedies available under Canadian securities laws and certain protections, rights and remedies provided by Canadian securities laws, including statutory rights of rescission or damages, will not be available to the Holder; (ii) the Holder may not receive information that would otherwise be required to be provided to the Holder under Canadian securities laws; and (iii) Alderon is relieved from certain obligations that would otherwise apply under Canadian securities laws.

(b)
Residency. The Holder is resident in the State of Massachusetts, United States of America, which jurisdiction is the Holder’s principal place of business and such residence was not obtained or used solely for the purpose of acquiring the Warrants and it is a resident of the United States and a qualifying person for the purposes of the Canada-United States Income Tax Treaty.

(c)
Accredited Investor and Purchasing as Principal. The Holder is an “accredited investor” within the meaning of NI 45-106 and was not created or used solely to purchase securities as an “accredited investor” as described in paragraph (m) of the definition of “accredited investor” in NI 45-106 and it is purchasing the Warrants as principal for its own account.

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(d)
No Offering Document. The Holder has not received any offering document, prospectus or other disclosure document relating to the Warrants or the business and affairs of Alderon to assist the Holder in making an investment decision in respect of the Warrants.

(e)
Risks and Restrictions on Sale.  The Holder is aware that:  (i) no securities commission or similar regulatory authority has reviewed or passed on the merits of the Warrants; (ii) there is no government or other insurance covering the Warrants; (iii) there are risks associated with the purchase of the Warrants and the Holder is aware of the risks and other characteristics of the Warrants; and (iv) there are restrictions on the Holder’s ability to resell the Warrants and it is the Holder’s responsibility to find out what those restrictions are and to comply with them before selling the Warrants.

(f)
No Representations.  No person has made to the Holder any written or oral representations:  (i) that any person will resell or repurchase the Warrants; (ii) that any person will refund the proceeds for the Warrants; or (iii) as to the future price or value of the Warrants on the Common Shares issuable upon the exercise of the Warrants.  The Holder’s decision to purchase the Warrants has not been made as a result of any verbal or written representation as to fact or otherwise made by or on behalf of Alderon or any other person, and is based entirely upon this Agreement.

ARTICLE IV

Mutual Representations and Warranties

Each Party hereby represents and warrants to the other as of the date hereof and acknowledges that the other Party is relying on such representations and warranties.

4.1 Organization and Qualification.  Each Party is duly incorporated and validly existing under its jurisdiction of incorporation

4.2 Authority Relative to this Agreement.  Each Party has the requisite corporate power and authority to enter into this Agreement to perform its obligations hereunder.  The execution and delivery of this Agreement by each Party and the consummation of the transactions contemplated herein have been duly authorized and no other corporate proceedings are necessary to authorize this Agreement.  This Agreement has been duly executed and delivered by each Party and constitutes a valid and binding obligation enforceable by each Party against the other in accordance with its terms except as the enforcement thereof made be limited by bankruptcy, insolvency and other applicable laws affecting the enforcement of creditor rights generally and subject to the qualification that equitable remedies may be granted only under the discretion of a court of competent jurisdiction.

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4.3 No Conflict Required Filings Consent.  The execution and delivery of this Agreement by each Party and the performance by each of its obligations hereunder will not violate, conflict with or result in a breach of any provision of each Party’s constating documents and will not:

(a)	Violate, conflict with or result in a breach of:

(i)	Any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, authorization, license or permit to which either party or any of its subsidiaries are a Party or by which they are bound;

(ii)	Any law to which either Party is subject or by which either Party is bound;

(b)
Give rise to any right of termination or the acceleration or any indebtedness, under any such agreement, contract, indenture, authorization, deed of trust, mortgage, bond, instrument, license or permit; or

(c)
Give rise to any rights of first refusal or rights of first offer, trigger any change of control or influence provisions or any restriction or limitation under such agreement, contract, indenture, authorization, deed of trust, mortgage, bond, instrument, license or permit, or result in the imposition of any encumbrance, charge or lien upon any of such Party’s assets.

ARTICLE V

Representations and Warranties of Alderon

Alderon hereby represents and warrants to the Holder as follows and acknowledges that the Holder is relying upon such representation and warranties.

5.1 Reporting Issuer.  Alderon is a reporting issuer within the meaning of the applicable legislation in the Provinces of Ontario, Alberta and British Columbia and is not in the fault of any of the requirements of applicable legislation of those provinces or any of the administrative policies or notices of the regulatory authorities of those provinces.

5.2 No Proceeding.  No order ceasing, halting or suspending trading in securities of Alderon or prohibiting the sale of the Warrants has been issued to and is outstanding against Alderon or its directors, officers or promoters.  The issuance of the Warrants is in compliance with all applicable laws and rules and policies of the Toronto Stock Exchange and the Toronto Stock Exchange has conditionally approved for listing the shares underlying the Warrants and the shares upon exercise of the Warrants will be listed on the Toronto Stock Exchange.

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ARTICLE VI

General

6.1 Amendments and Waivers.  Any provision of this Agreement may be amended only if Kami, Kami GP, Alderon and the Holder so agree in writing and may be waived only if the Holder agrees in writing. Any such waiver and any consent by the Holder under any provision of this Agreement must be in writing and may be given subject to any conditions thought fit by the Holder. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

6.2 Costs and Expenses.  Kami shall pay promptly upon notice from the Holder all reasonable out-of pocket costs and expenses of the Holder in connection with this Agreement, including in connection with preparation, preparation, printing, execution and delivery of this Agreement, and also including, without limitation, the reasonable fees and out-of-pocket costs and expenses of counsel to the Holder with respect thereto and with respect to advising the Holder as to its rights and responsibilities under this Agreement.

6.3 Notices.  All notices, requests and demands and other communications hereunder shall be given in accordance with Section 11.8 of the Note.

6.4 Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable in that Province.

6.5 Attornment.  Kami, Kami GP, Alderon, and the Holder each hereby attorn and submit to the jurisdiction of the courts of the Province of British Columbia in regard to legal proceedings relating to this Agreement. For the purpose of all such legal proceedings, this Agreement shall be deemed to have been performed in the Province of British Columbia and the courts of the Province of British Columbia shall have jurisdiction to entertain any action arising under this Agreement. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of any party hereto to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

6.6 Counterparts.  This Agreement may be executed in any number of counterparts (including by facsimile or other electronic transmission), each of which when executed and delivered shall be deemed to be an original, but all of which when taken together constitutes one and the same instrument. Any party hereto may execute this Note by signing any counterpart.

6.7 Time of the Essence.  Time shall be of the essence of this Agreement in all respects.

6.8 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

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6.9 Entire Agreement and Amendment.  This Agreement and the Note constitute the entire agreement of the parties pertaining to the indebtedness evidenced by the Note and supersede all prior agreements, understandings, negotiations and discussions with respect to such indebtedness, whether oral or written.  The Note, as amended hereby, shall continue in full force and effect and this Agreement shall have effect so far as practicable as if all the provisions of the Note and of this Agreement were contained in the one instrument.  The Note shall henceforth be read and construed in conjunction with this Agreement.  References to the “Note” in the Note or in any other document delivered in connection with, or pursuant to, the Note, shall mean the Note, as amended hereby.

[Signature Page Follows.]

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           IN WITNESS WHEREOF, Kami, Kami GP, and Alderon have caused this Agreement to be executed as of the date first written above.

THE KAMI MINE LIMITED PARTNERSHIP, by its managing general partner

KAMI GENERAL PARTNER LIMITED

By:
“Mark J. Morabito”
Name:           Mark J. Morabito
Title:           Chairman

ALDERON IRON ORE CORP.

By:
“Mark J. Morabito”
Name:           Mark J. Morabito
Title:           Executive Chairman

KAMI GENERAL PARTNER LIMITED

By:
“Mark J. Morabito”
Name:           Mark J. Morabito
Title:           Chairman

Agreed and accepted as of the date first written above.

LIBERTY METALS & MINING HOLDINGS, LLC

By:
“Damon Barber”
Name:           Damon Barber
Title:           Senior Managing Director

Signature Page – Secured Note Amending Agreement

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Schedule A

Form of Warrant

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UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR (4) MONTHS AFTER THE DISTRIBUTION DATE]

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO ALDERON IRON ORE CORP. (THE “CORPORATION”), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA

WARRANTS TO PURCHASE COMMON SHARES

OF

ALDERON IRON ORE CORP.
(Incorporated under the laws of the British Columbia)

__________________ CERTIFICATE NUMBER – [•] ___________________	___________________ [•] WARRANTS ___________________

    THIS CERTIFIES THAT, for value received, Liberty Metals & Mining Holdings, LLC (the “Holder”) is entitled, at any time during the Exercise Period, to purchase, at the Exercise Price, one common share (an “Common Share”) in the capital of Alderon Iron Ore Corp. (the “Company”), in respect of each Warrant evidenced by this Warrant certificate, by surrendering to the Company at its principal office located at Suite 1240, 1140 West Pender Street, Vancouver, British Columbia, Attention: Olen Aasen, Corporate Secretary, this Warrant certificate, together with a Subscription Form, duly completed and executed, and a wire transfer payable to the order of the Company, in lawful money of Canada in an amount equal to the product of the Exercise Price multiplied by the number of Common Shares stipulated in the Subscription Form as being subscribed for pursuant to the exercise of the Warrants evidenced by this Warrant certificate.

These Warrants and the Common Shares issuable upon the exercise of these Warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws.  These Warrants may not be exercised in the United States or by or on behalf of any U.S. Person (as defined in Regulation S under the U.S. Securities Act) or person in the United States, unless these Warrants and the Common Shares issuable upon exercise hereof have been registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.

1. Definitions

1.1           In this Warrant, including the preamble, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings namely:

(a)	“Applicable Law” means the laws of the Province of British Columbia;

(b)	“Business Day” means any day other than Saturday or Sunday or any day on which the principal chartered banks located in British Columbia are not open for business;

(c)
“Common Shares” means the common shares without par value in the capital of the Company, as the same may be reorganized, reclassified or redesignated pursuant to any of the events set out in Part 12 hereof;

(d)	“Company” means Alderon Iron Ore Corp., a corporation incorporated under the laws of British Columbia, and its successors;

(e)
“Current Market Price” of the Common Shares at any date, means the weighted average of the sale prices per Common Share at which the Common Shares have traded on the Exchange, or, if the Common Shares in respect of which a determination of current market price is being made are not listed thereon, on such stock exchange or securities market on which such shares are listed or quoted as may be selected for such purpose by the Company’s board of directors, or, if the Common Shares are not listed on any stock exchange, then on the over-the-counter market, for any twenty (20) consecutive trading days selected by the Company commencing not more than forty five (45) trading days and ending not fewer than five (5) trading days before such date; provided, however, if such Common Shares are not traded during such forty (40) trading day period for at least twenty (20) consecutive trading days, the simple average of the following prices established for each of twenty (20) consecutive trading days selected by the Company commencing not more than forty five (45) trading days before such date:

(i)	the average of the bid and ask prices for each day on which there was no trading, and

(ii)	the closing price of the Common Shares for each day on which there was trading,

or, in the event that, at any date, the Common Shares are not listed on any stock exchange or securities market or on the over-the-counter market, the current market price shall be as determined by the Company’s board of directors or such firm of independent chartered accountants as may be selected by the Company’s board of directors, acting reasonably and in good faith in their sole discretion; for these purposes, the weighted average price for any period shall be determined by dividing the aggregate sale prices during such period by the total number of Common Shares sold during such period;

(f)	“Exchange” means the Toronto Stock Exchange;

(g)	“Exercise Period” means the period commencing on the date of this Warrant certificate and ending on the Expiry Date at the Expiry Time;

(h)	“Exercise Price” shall have the meaning assigned to it in Part 4 of this Warrant certificate;

(i)	“Expiry Date” means December 31, 2018;

(j)	“Expiry Time” shall have the meaning assigned to it in Part 3.1 of this Warrant certificate;

(k)	“Holder” means Liberty Metals & Mining Holdings, LLC, a corporation incorporated under the laws of the State of Delaware, United States of America and its successors;

(l)
“Interest Payment Dates” means December 31, 2014 and June 30, 2015 being the dates on which interest is payable by The Kami Limited Partnership pursuant to the terms of the Senior Secured Promissory Note dated February 24, 2014 entered into among Holder, Company, The Kami Limited Partnership, and Kami General Partner Limited;

(m)
“person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof;

(n)	“Subscription Form” means the form of subscription annexed hereto as Appendix “1”;

(o)	“Warrants” means the common share purchase warrants of the Company evidenced by, and governed by the terms of, this Warrant certificate; and

(p)
"this Warrant certificate”, “Warrant”, “herein”, “hereby”, “hereof”, “hereto”, “hereunder” and similar expressions mean or refer to this Warrant certificate and any deed or instrument supplemental or ancillary thereto and any appendices or schedules hereto or thereto and not to any particular article, section, subsection, clause, subclause or other portion hereof.

2. Exercise Period

2.1           The Warrants shall be exercisable by the Holder at any time during the Exercise Period.

3. Expiry Time

3.1           The Warrants will expire at 5:00 p.m. (PST), on the last day of the Exercise Period (the “Expiry Time”).  After the Expiry Time, if the Warrants have not yet been exercised, all rights under the Warrants evidenced hereby shall wholly cease and terminate and such Warrants shall be null and void and of no value or effect.

4. Exercise Price

4.1           The price per Common Share payable on the exercise of a Warrant shall be an amount equal to a ten percent (10%) premium to the volume weighted  average trading price of the Common Shares on the Exchange for the five (5) trading days immediately prior to the date of issuance of such Warrant, being one of the applicable Interest Payment Dates (subject to adjustment as described below) (the “Exercise Price”).

5. Number of Exercisable Warrants

5.1           Subject to Part 8 and the adjustments provided for in Part 12, the Holder may only exercise that number of Warrants as are represented by this Warrant Certificate.

6. Exercise Procedure

6.1           The Holder may exercise its rights hereunder to purchase Common Shares during the Exercise Period by delivering to the Company in accordance with Section 26.1(c) hereof:

(a)
this Warrant certificate, with the Subscription Form duly completed and executed by the Holder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Company; and

(b)
an electronic transfer of funds in accordance with the direction of the Company, in lawful money of Canada, in an amount equal to the product of the Exercise Price multiplied by the number of Common Shares stipulated in the Subscription Form as being subscribed for pursuant to the exercise of the Warrants evidenced by this Warrant certificate.

7. Entitlement to Common Share Certificate

7.1           Upon delivery and payment as provided in Part 6, the Company shall cause to be issued to the Holder the Common Shares subscribed for up to the maximum number that the Holder is entitled to purchase pursuant to this Warrant certificate and the Holder shall become a shareholder of the Company in respect of such Common Shares with effect from the date of such delivery and payment and shall be entitled to delivery of a certificate evidencing such Common Shares and the Company shall cause such certificate to be delivered to the Holder in accordance with Section 26.1(c) hereof within two (2) Business Days of such delivery and payment.

8. Partial Exercise

8.1           The Holder may subscribe for and purchase a number of Common Shares less than the number the Holder is entitled to purchase pursuant to this Warrant certificate.  In the event of any such partial subscription and purchase prior to the Expiry Time, the Holder shall be entitled to receive, without charge, a new Warrant certificate in respect of the balance of the Common Shares of which the Holder was entitled to purchase pursuant to this Warrant certificate and which were then not purchased.

9. No Fractional Shares

9.1           Notwithstanding any adjustments provided for in Part 12 hereof or otherwise, the Company shall not be required, upon the exercise of the Warrants, to issue fractional Common Shares in satisfaction of its obligations hereunder.  To the extent that the Holder would be entitled to purchase a fraction of an Common Share, such right may be exercised in respect of such fraction only in combination with other rights which, in the aggregate, entitle the Holder to purchase a whole number of Common Shares.

10. Not a Shareholder

10.1           Nothing in this Warrant certificate or in the holding of the Warrants evidenced hereby shall be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Company with respect to the Warrants.  Nothing contained herein shall obligate the Holder to purchase any securities of the Company.

11. Covenants

11.1           The Company hereby covenants and agrees that:

(a)
so long as the Warrants evidenced hereby remain outstanding, it shall reserve and there shall remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the maximum right of purchase provided for herein;

(b)	all Common Shares which shall be issued upon the exercise of the Warrants hereunder shall, upon payment therefor of the Exercise Price, be issued as fully paid and non-assessable Common Shares; and

(c)
it will at its expense expediously obtain the listing of such Common Shares (subject to issue and notice of issue) on each stock exchange, securities market or over-the-counter market on which the Common Shares may be listed from time to time

12. Adjustment to Exercise Price

12.1           The Exercise Price in effect at any time is subject to adjustment from time to time in the events and in the manner provided in this Part 12.

12.2           If, and whenever at any time after the date hereof, the Company:

(a)	issues Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend; or

(b)	makes a distribution on its outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares; or

(c)	subdivides its outstanding Common Shares into a greater number of shares;

(d)	consolidates its outstanding Common Shares into a lesser number of shares; or

(e)	otherwise agrees to deliver new securities of any nature in exchange for its outstanding Common Shares and such issued Common Shares are cancelled;

(any of such events being called a “Common Share Reorganization”), then the Exercise Price will be adjusted effective immediately after the effective date or record date, whichever is earlier, for the happening of a Common Share Reorganization at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

12.3           To the extent that any adjustment in the Exercise Price occurs pursuant to Section 12.2 as a result of the fixing by the Company of a record date for the distribution of securities exchangeable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.  If the Holder has not exercised the Warrants on or prior to the record date of any stock dividend or distribution or the effective date of any subdivision or consolidation, as the case may be, upon the exercise of such Warrants thereafter, the Holder shall be entitled to receive and shall accept in lieu of the number of Common Shares then subscribed for and purchased by the Holder, at the Exercise Price determined in accordance with Section 12.2, the aggregate number of Common Shares that the Holder would have been entitled to receive as a result of such Common Share Reorganization, if, on such record date or effective date, as the case may be, the Holder had been the holder of record of the number of Common Shares so subscribed for and purchased.

12.4           If, and whenever at any time after the date hereof, the Company fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of its outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares, where:

(a)
the right to subscribe for or purchase Common Shares, or the right to exchange securities for or convert securities into Common Shares, expires not more than forty five (45) days after the date of such issue (the period from the record date to the date of expiry being referred to as the “Rights Period”); and

(b)
the cost per Common Share during the Rights Period (inclusive of any cost or acquisition of securities exchangeable for or convertible into Common Shares in addition to any direct cost of Common Shares) (such cost being referred to as the “Per Share Cost”) is less than 95% of the Current Market Price of the Common Shares on the record date;

(any of such events being referred to as a “Rights Offering”), then the Exercise Price will be adjusted to a price determined in accordance with Section 12.5.

12.5           In the event of a Rights Offering, the Exercise Price will be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction:

(a)           the numerator of which is the aggregate of:

(i)	the number of Common Shares outstanding as of the record date for the Rights Offering; and

(ii)	a number determined by dividing the product of the Per Share Cost and:

A.
where the event giving rise to the application of this Section 12.5 was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the number of Common Shares so subscribed for or purchased during the Rights Period, or

B.
where the event giving rise to the application of this Section 12.5 was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Common Shares, the number of Common Shares for which those securities so subscribed for or purchased during the Rights Period could have been exchanged or into which they could have been converted, by the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(b)           the denominator of which is:

(i)	in the case described in subsection 12.5(a)(ii)A., the number of Common Shares outstanding, or

(ii)	in the case described in subsection 12.5(a)(ii)B., the number of Common Shares that would be outstanding if all the Common Shares described in subsection 12.5(a)(ii)B. had been issued,

as at the end of the Rights Period.

Any Common Shares owned by or held for the account of the Company or any Subsidiary of the Company will be deemed not to be outstanding for the purpose of any such computation.

12.6           If, by the terms of any rights, options or warrants referred to in this Part 12, there is more than one purchase, conversion or exchange price per Common Share, the Per Share Cost will be calculated for purposes of the adjustment with reference to the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, on the basis of the lowest purchase, conversion or exchange price per Common Share, as the case may be.

12.7           To the extent that any adjustment in the Exercise Price occurs pursuant to Section 12.5 as a result of the issue or distribution of rights, options or warrants referred to in Section 12.5, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

12.8           If the Holder has exercised the Warrants in accordance herewith during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period therefor, the Holder will, in addition to the Common Shares to which it is otherwise entitled upon such exercise, be entitled to that number of additional Common Shares equal to the result obtained when the difference, if any, between:

(a)           the Exercise Price in effect immediately prior to the end of such Rights Offering; and

(b)           the Exercise Price as adjusted hereunder for such Rights Offering;

is multiplied by the number of Common Shares received upon the exercise of such Warrants during such period, and the resulting product is divided by the Exercise Price as adjusted hereunder for such Rights Offering, provided that the provisions of Section 9.1 will be applicable to any fractional interest in a Common Share to which the Holder might otherwise be entitled.  Such additional Common Shares will be deemed to have been issued to the Holder immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to the Holder within ten (10) Business Days following the end of the Rights Period.

12.9           If, and whenever at any time after the date hereof, the Company fixes a record date for the issue or the distribution to the holders of all or substantially all of its Common Shares of:

(a)           shares of the Company of any class other than Common Shares,

(b)           rights, options or warrants to acquire:

(i)	Common Shares or securities exchangeable for or convertible into Common Shares (other than rights, options or warrants of the nature described in Section 12.4), or

(ii)	shares other than Common Shares or securities exchangeable for or convertible into shares other than Common Shares or property or other assets of the Company,

(c)	evidences of indebtedness, or

(d)	any property or other assets,

and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being referred to as a “Special Distribution”), the Exercise Price will be adjusted in accordance with Section 12.10.

12.10           In the event of a Special Distribution, the Exercise Price will be adjusted effective immediately after the record date for the Special Distribution to a price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(a)           the numerator of which is:

(i)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

(ii)
the aggregate fair market value (as determined by the board of directors of the Company, acting reasonably and in good faith) to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution; and

(b)	the denominator of which is the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Company or any Subsidiary of the Company will be deemed not to be outstanding for the purpose of any such computation.

12.11           To the extent that any adjustment in the Exercise Price occurs pursuant to Section 12.10 as a result of the issue or distribution of rights, options or warrants referred to in Section 12.10, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

12.12           If, and whenever at any time after the date hereof, there is a reclassification or redesignation of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification or redesignation of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being referred to as a “Capital Reorganization”), the Holder, upon exercising any Warrants after the effective date of such Capital Reorganization, will be entitled to receive in lieu of the number of Common Shares to which such Holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property which the Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which such Holder was theretofore entitled upon exercise of such Warrants.

12.13           If, and whenever at any time after the date hereof, there is a Common Share Reorganization, a Rights Offering or a Special Distribution, that results in an adjustment pursuant to Sections 12.2, 12.5 or 12.10, as the case may be, or a readjustment pursuant to Sections 12.3, 12.7 or 12.11, as the case may be, in the Exercise Price, then the number of Common Shares acquirable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares acquirable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.

13. Rules Regarding Calculation of Adjustment of Exercise Price

13.1           The adjustments provided for in Part 12 are cumulative and will, in the case of adjustments to the Exercise Price, be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following provisions of this Part 13.

13.2           No adjustment in the Exercise Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price; provided, however, that any adjustments which, except for the provisions of this Section 13.2, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments.

13.3           No adjustment in the Exercise Price (or in the number of Common Shares acquirable upon the exercise of the Warrants pursuant to Section 12.13) will be made in respect of any event described in Part 12, other than the events referred to in subsections 12.2(c) and (d), if the Holder is entitled to participate in such event on the same terms, mutatis mutandis, as if the Holder had exercised its Warrants prior to or on the effective date or record date of such event, or if the Company makes adequate provision for the Holder to participate in such event on the same terms or with the same effect, mutatis mutandis, upon the subsequent exercise of the Warrants (the adequacy of such provisions to be determined by the Holder in its sole discretion, acting reasonably).

13.4           No adjustment in the Exercise Price will be made under Part 12 in respect of the issue from time to time of Common Shares as dividends paid in the ordinary course to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend, and any such issue will be deemed not to be a Common Share Reorganization.

13.5           If at any time a dispute arises with respect to adjustments provided for in Part 12, such dispute will be conclusively determined by a firm of chartered accountants, who may be the auditors of the Company, appointed by the board of directors of the Company, in its sole discretion, acting reasonably and in good faith.  Such accountants shall have access to all necessary records of the Company and such determination will be binding upon the Company, the Holder and the shareholders of the Company.

13.6           If, and whenever at any time after the date hereof, the Company takes any action affecting the Common Shares, other than action described in Part 12, which in the opinion of the board of directors of the Company, acting reasonably and in good faith, would materially affect the rights of the Holder, the Exercise Price will be adjusted in such manner, if any, and at such time, by action of the board of directors of the Company, acting reasonably and in good faith, but subject in all cases to any necessary Exchange approval or other regulatory approval.  Failure by the board of directors of the Company to take action so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Common Shares will be conclusive evidence that the board of directors of the Company has determined that it is equitable to make no adjustment in the circumstances.

13.7           If the Company sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Exercise Price will be required by reason of the setting of such record date.

13.8           In the absence of a resolution of the board of directors of the Company fixing a record date for a Special Distribution or Rights Offering, the Company will be deemed to have fixed as the record date therefor the date on which the Special Distribution or Rights Offering is effected.

13.9           As a condition precedent to the taking of any action which would require any adjustment to the Warrants, including the Exercise Price, the Company must take any corporate action which may be necessary in order that the Company have unissued and reserved in its authorized capital, and may validly and legally issue as fully paid and non-assessable, all the shares or other securities which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

13.10           The Company will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Part 12 hereof, forthwith give notice to the

Holder specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Exercise Price.

13.11           The Company covenants to and in favour of the Holder that so long as any Warrants remain outstanding, it will give notice to the Holder of its intention to fix a record date for any Common Share Reorganization (other than the subdivision or consolidation of the Common Shares), Rights Offering or Special Distribution which may give rise to an adjustment in the Exercise Price, and, in each case, such notice must specify the particulars of such event and the record date and the effective date for such event; provided that the Company is only required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given.  Such notice must be given not less than fourteen (14) days in each case prior to such applicable record date or effective date.

14. Representation and Warranty

14.1           The Company hereby represents and warrants with and to the Holder that the Company is duly authorized and has the corporate and lawful power and authority to create and issue the Warrants represented hereby and the Common Shares issuable upon the exercise hereof and to perform its obligations hereunder and that this Warrant certificate represents a valid, legal and binding obligation of the Company enforceable in accordance with its terms.

15. If Share Transfer Books Closed

15.1           The Company shall not be required to deliver certificates for Common Shares while the share transfer books of the Company are properly closed, prior to any meeting of shareholders or for the payment of dividends or for any other purpose and, in the event of the exercise of any Warrants in accordance with the provisions hereof and the making of any subscription and payment for the Common Shares pursuant thereto during any such period, delivery of certificates for Common Shares may be postponed for a period not exceeding three (3) Business Days after the date of the re-opening of said share transfer books.  Provided however that any such postponement of delivery of certificates shall be without prejudice to the right of the Holder, if the Holder has exercised any Warrants and made payment during such period, to receive such certificates for the Common Shares subscribed for after the share transfer books shall have been re-opened.

16. Protection of Shareholders, Officers and Directors

16.1           Subject as herein provided, all or any of the rights conferred upon the Holder may be enforced by the Holder by appropriate legal proceedings.  No recourse under or upon any obligation, covenant or agreement herein contained or in any of the Warrants represented hereby shall be taken against any shareholder, officer or director of the Company, either directly or through the Company, it being expressly agreed and declared that the obligations under the Warrants evidenced hereby, are solely corporate obligations of the Company and that no personal liability whatever shall attach to or be incurred by the shareholders, officers, or directors of the Company or any of them in respect thereof, any and all rights and claims against every such shareholder, officer or director being hereby expressly waived as a condition of and as a consideration for the issue of the Warrants evidenced hereby.

17. Lost Certificate

17.1           If the Warrant certificate evidencing the Warrants represented hereby becomes stolen, lost, mutilated or destroyed, the Company may, upon delivery to it by the Holder of an appropriate indemnity, issue and countersign a new Warrant certificate of like denomination, tenor and date as the certificate so stolen, lost mutilated or destroyed.

18. Replacement of Warrant Certificate

18.1           In the case of any assignment, division or transfer of the Holder’s rights under this Warrant certificate, the Company, at the request of the Holder or its transferee or assignee, will issue a replacement Warrant certificate or certificates of like date and tenor as this Warrant certificate and registered in the name or names requested by the Holder or its transferee or assignee.

19. Governing Law

19.1           This Warrant shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

20. Severability

20.1           If any one or more of the provisions or parts thereof contained in this Warrant certificate should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)
the invalidity, illegality or unenforceability of any provision or part thereof contained in this Warrant certificate in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Warrant certificate in any other jurisdiction.

21. Headings

21.1           The headings of the Parts of this Warrant certificate have been inserted for convenience and reference only and do not define, limit, alter or enlarge the meaning of any provision of this Warrant certificate.

22. Gender

22.1           Whenever used in this Warrant, words importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine gender.

23. Day not a Business Day

23.1           In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.  If the payment of any amount is deferred for any period, then such period shall be included for purposes of the computation of any interest payable hereunder.

24. Computation of Time Period

24.1           Except to the extent otherwise provided herein, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

25. Binding Effect

25.1           This Warrant and all of its provisions shall enure to the benefit of the Holder, and their respective heirs, executors, administrators, successors, legal representatives and assigns and shall be binding upon the Company and its successors and permitted assigns.  The expression the “Holder” as used herein shall include the Holder’s assigns whether immediate or derivative.

26. Notice

26.1           Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of  personal delivery or transmission, if such notice or communication is delivered via facsimile or electronic mail at the facsimile number or electronic mail address specified in this Section prior to 5:00 p.m. (PST) on a Business Day at the location of the intended recipient, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile or electronic mail at the facsimile number or electronic mail address specified in this Section on a day that is not a Business Day or later than 5:00 p.m. (PST) on any Business Day, or (c) the Business Day following the date of sending, if sent by a Canadian nationally recognized overnight courier service such as Federal Express.  The addresses for such notices and communications shall be as follows:

If to the Holder addressed to:

Liberty Metals & Mining Holdings, LLC
175 Berkeley Street
Boston, MA  02116
USA
Attention: President
Fax:  (617) 482-3504

If to the Company, addressed to:

Alderon Iron Ore Corp.
200 McGill College Avenue, Suite 250
Montreal, Quebec
Canada  H3A 3H3
Attention:  Chief Financial Officer
Fax:  (514) 281-5048

or to such other address or addresses, facsimile number or numbers or electronic mail address or addresses as either such party may most recently have designated in writing to the other party by such notice.

Unless otherwise stated above, such communications shall be effective when they are received by the addressee thereof in conformity with this Section 26.1.  Either party may change its address for such communications by giving notice thereof to the other party in conformity with this Section 26.1.

27. Time of Essence

27.1           Time shall be of the essence hereof.

28. Limited Transferability of Warrants

28.1           The Warrants represented by this Warrant certificate are not transferable to any other party without the explicit written consent of the Company.

29. Legends

29.1           Any certificate representing Common Shares issued upon the exercise of the Warrants

(a)	prior to the date which is four months and one day after the date hereof will bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER [INSERT THE DISTRIBUTION DATE].”;

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE BUT CANNOT BE TRADED THROUGH THE FACILITIES OF THE EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.”; and

(b)	at any time during the Exercise Period will bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO ALDERON IRON ORE CORP. (THE “CORPORATION”), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”;

provided that, at any time and from time to time, the Holder may exchange a certificate bearing the foregoing restrictive legends for a certificate bearing no such legend upon having furnished evidence satisfactory to the Company, acting reasonably, which may include an opinion of counsel, that the removal of such restrictive legends would not be contrary to Applicable Law.

IN WITNESS WHEREOF the Company has caused this Warrant certificate to be signed by its duly authorized officer as of this _____ day of ___________, 20  .

ALDERON IRON ORE CORP.

Per:____________________________
      Authorized Signatory

APPENDIX “1”

SUBSCRIPTION FORM

TO:                      ALDERON IRON ORE CORP.

The undersigned holder of the attached Warrant certificate hereby irrevocably subscribes for _______________ Common Shares of Alderon Iron Ore Corp. (the “Company”) pursuant to the attached Warrant certificate at the Exercise Price per share specified in the said Warrant certificate and encloses herewith payment of the subscription price therefor in accordance with the terms of the Warrant certificate.

The undersigned holder hereby agrees and consents by acceptance hereof that the Warrants and the Common Shares issuable on the exercise of the Warrants (the “Securities”) may be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and may be subject to re-sale and transfer restrictions under United States federal and state securities laws. If the Securities are restricted securities then upon the original issuance of the Securities and until such time as is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing the Securities issued in the United States or to a U.S. Person (as such term is defined in Regulation S under the U.S. Securities Act), and all certificates issued in exchange therefor or in substitution thereof, shall bear a legend substantially in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO ALDERON IRON ORE CORP. (THE “CORPORATION”), (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (D) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE CORPORATION.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

If any Warrants represented by the attached Warrant certificate are not being exercised, a new Warrant certificate will be issued and delivered with the Common Share certificates.

Please issue a certificate for the shares being purchased as follows in the name of the undersigned:

NAME:               __________________________________________
(please print)

ADDRESS:      ___________________________________________

      ____________________________________________

       ___________________________________________

DATED this ____ day of _________________________,                                                                                                           .

                ______________________
                (Signature)